UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2011

Commission File Number 001-33085

RRsat Global Communications Network Ltd.
(Translation of registrant’s name into English)

RRsat Building
Hanegev Street
POB 1056
Airport City 70100
Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

RRsat Global Communications Network Ltd.

On August 30, 2011, Kardan Yazamut (2011) Ltd. ("Kardan"), an Israeli company and a beneficial owner of approximately 24.41% of the outstanding shares of RRsat Global Communications Network Ltd. ("RRsat"), publicly filed with the Israel Securities Authority a prospectus ("Prospectus").  In accordance with the laws of the State of Israel, the Prospectus included information concerning RRsat, including the information detailed below.  RRsat provided the information to Kardan solely to enable it to comply with the laws of the State of Israel.

Contracted Backlog.  As of June 30, 2011, RRsat had contracted backlog totaling $204.0 million, of which $48.4 million are related to services expected to be delivered in the second half of 2011 (consisting of $25.3 million related to services expected to be delivered in the third quarter of 2011, and $23.1 million related to services expected to be delivered in the fourth quarter of 2011), $74.4 million are related to services expected to be delivered in 2012 (including $21.1 million related to services expected to be delivered in the first quarter of 2012), $44.8 million are related to services expected to be delivered in 2013 and $18.7 million are related to services expected to be delivered in 2014.  Approximately 7.29% of RRsat's cancelable agreements may be canceled by an advanced notice of between 7 to 180 days.  As of June 30, 2011, long-term contracts constituting approximately 11.65% of RRsat's contracted backlog at June 30, 2010 had been cancelled mainly due to RRsat's decision to terminate contracts for failure of the customer to meet the payment terms.

Geographic Revenue Breakdown.  The following table sets forth the breakdown of RRsat's revenues on a percentage basis, for the years 2008 through 2010 and for the six months ended June 30, 2011, by the geographical locations of our customers.  The services RRsat renders are not necessarily rendered in the same geographic areas as those in which the customers are located.

	Year ended December 31,			Six Months ended June 30, 2011
	2008	2009	2010
	(as a percentage of total revenues)
North America	24.6%	22.4%	24.0%	28.2%
Europe	40.8	42.2	44.6	43.0
Asia	11.0	11.2	9.1	7.9
Israel	6.9	6.9	7.2	9.2
Middle East (other than Israel)	11.7	13.0	13.7	10.3
Rest of world	4.9	4.3	1.4	1.4
Total	100%	100%	100%	100%

Board Observer. RRsat's Board of Directors appointed Mr. Eytan Rechter, the Chief Executive Officer of Kardan Israel Ltd. and a director of several companies within the Kardan group, as an observer to RRsat's Board of Directors. Mr. Rechter is not entitled to any payment for his services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

By:	/S/ DAVID ABER
Name:	David Aber
Title:	Chief Financial Officer and Secretary

Date: August 30, 2011